Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

The following FAQs were sent to Markit employees and colleagues on March 21, 2016.

IHS Markit merger FAQS – Employees/Colleagues

About Strategy and Logistics

1.	Q: Who is Markit and what do they do?

A:   Markit is a leading global provider of financial information services with a strong track record of profitability and growth. The company provides products that enhance transparency, reduce risk and improve operational efficiency. Markit has more than 3,500 customers globally, including banks, hedge funds, asset managers, accounting firms, regulators, corporations, exchanges, central banks, retail brokers, media firms and trading venues.

Markit provides pricing and reference data, indices, valuation and trading services, trade processing, enterprise software and managed services. End users include front- and back-office professionals, such as traders, portfolio managers, risk managers, technology and research professionals and other financial markets participants, as well as operations, compliance and enterprise data managers.

2.	Q: How many employees/colleague’s does Markit have and where are they located?

A:    Founded in 2003, Markit is headquartered in London and employs more than 4,200 people in 13 countries.

3.	Q: Who is IHS and what do they do?

A:   IHS is a leading source of insight, analytics and expertise in critical areas that shape today’s business landscape. Businesses and governments in more than 140 countries around the globe rely on the comprehensive content, expert independent analysis and flexible delivery methods of IHS to make high-impact decisions and develop strategies with speed and confidence. IHS’s insight and analytics focus on the following: Aerospace, Defense & Security; Automotive; Chemical; Economics & Country Risk; Energy; Engineering; Financial & Capital Markets; Maritime & Trade, and Technology, Media & Telecommunications.

4.	Q: How many employees/colleagues does IHS have and where are they located?

A:   Founded in 1959, IHS is headquartered in Englewood, Colorado, a suburb of Denver, and employs approximately 9,000 people in 33 countries.

5.	Q: What will the name of the new company be?

A:	The name of the company will be “IHS Markit.”

6.	Q: Who is on the new executive leadership team?

A:   The combination will be a merger of equals. Jerre Stead will assume the role of Chairman of the Board of Directors and Chief Executive Officer of IHS Markit and is based in Englewood, Colorado. Lance Uggla will be President and a member of the Board of Directors and is based in London. Lance will assume the role of Chairman of the Board of Directors and Chief Executive Officer of IHS Markit upon Jerre’s retirement on December 31, 2017. The Board of Directors of the combined company will be comprised of 11 members, with IHS designating six members (including the chairman) and Markit designating five members (including the lead director) from their current boards.

7.	Q: Where will corporate headquarters be located?

A:   IHS Markit will be headquartered in London and have certain key operations based in Englewood, Colorado.

8.	Q: Why is this merger of equals good for IHS and Markit?

A:   This is a transformational transaction joining two leaders in their respective industries to create a global leader in critical information, analytics and solutions. The combination expands the addressable market for each firm, increasing long-term growth opportunities across all market cycles. IHS Markit will have deep, non-overlapping senior relationships across corporate, government, consumer and financial services customers. This merger creates a global information powerhouse with leading positions in energy, financial services and transportation, and the opportunity to deliver a broader set of next-generation solutions to a wider customer base across industries. All of which creates greater opportunity for growth and new services, benefiting customers, employees/colleagues and shareholders alike.

IHS Markit Merger Internal FAQs	FINAL20 March 2016 (1930ET)

9.	Q: What is a “merger of equals”?

A:   A merger of equals is the combination of two companies of approximately the same size to form a single company.

10.	Q: How big will the newly merged company be upon completion of the merger?

A:   Markit 2015 revenue was US$1.1 billion and IHS 2015 revenue was US$2.2 billion so upon completion of the merger, IHS Markit will have approximately US$3.3 billion in combined revenue based on results for both companies’ last fiscal year.

From a market capitalization standpoint (total market value of outstanding shares as of close of market on Friday, March 18, 2016), we will combine Markit’s US$5.2 billion market cap with IHS’s US$7.5 billion market cap to produce a new market capitalization of approximately US$13 billion.

11.	Q: With IHS being about double the size of Markit in revenue, why is this called a merger of equals?

A:   Neither company is acquiring the other. This is a merger of equals primarily because the market capitalization of the two companies is similar. Markit and IHS shareholders’ interests (upon completion of the merger) will be approximately the same.

12.	Q: Is it really a merger of equals or will one company have a majority position?

A:   While IHS shareholders will own approximately 57 percent of the combined company, this is a true merger of equals, bringing together two leaders in their respective industries to create a global leader in critical information, analytics and solutions. Additionally, the combined company’s leadership team will draw on the talent from both companies and the board representation of the combined company will be broadly equal.

13.	Q: What is timing for finalizing the merger?

A:	It is expected that the merger will close in the second half of 2016.

14.	Q: What could stop this merger from happening?

A:   The merger is subject to customary approvals, including regulatory approvals and the approval of the shareholders of both companies. Until completion of the merger, it is important that all employees/colleagues continue to focus on achieving 2016 metrics and objectives to deliver the results that our customers and shareholders expect.

15.	Q: Why is this merger good for IHS and Markit shareholders? Is it expected that shareholders will support this transaction?

A:   Yes, we believe shareholders will support this transaction because of the compelling strategic and financial rationale. Please refer to the news release for additional information.

16.	Q: How will the two companies be integrated? What process will be followed?

A:   The integration process will be led by Markit Chairman and CEO Lance Uggla, who will form an integration team from the two companies to develop and execute integration plans to bring together our companies. Both IHS and Markit have proven track records in mergers and acquisitions (M&A) and integration - using best practices learned over time by both companies, the focus will be on maximizing growth opportunities and increasing operational efficiencies.

IHS Markit Merger Internal FAQs	FINAL20 March 2016 (1930ET)

Importantly, both companies are values-based organizations who share a passion for innovation and an intense focus on customer satisfaction and employee/colleague success. This will not only help minimize disruption but will also ensure that employees/colleagues from the two companies work well together. As the integration work progresses, employees/colleagues will be updated regularly.

17.	Q: How long do we anticipate the integration process to take before the combined firm is working as one?

A:   It is too early to say at this time, and there are some areas that may be integrated more quickly than others. The integration team will take whatever time is needed to ensure the best possible outcome for the new company that provides the greatest opportunities to provide our customers with world-class information and analysis that exceed their expectations.

18.	Q: What are the merged company’s vision, mission and values? What will be the new company’s goals and strategy?

A:   Both companies are values-based organizations who share a passion for innovation and an intense focus on customer satisfaction and employee/colleague success. While the details will be determined as a part of the integration process, the combined company will continue to embody that same spirit, creating exciting opportunities for employees/colleagues and delivering on our shared goals to bring a broader, richer set of content, solutions, and next-generation products across industries to our customers.

19.	Q: What happens during the time between the announcement and closing the merger?

A:   During this time, we will seek to receive customary approvals from regulators and approvals from the shareholders of both companies. Until then, it is business as usual – IHS and Markit will continue to operate as two separate companies, and it is important that all employees/colleagues continue to focus on achieving 2016 metrics and objectives to deliver the results that our customers and shareholders expect.

20.	Q: What will we do if this merger is not approved?

A:   We believe that this is an excellent transaction for customers, employees/colleagues and shareholders, and the boards of directors of IHS and Markit have unanimously approved and recommended the transaction.

21.	Q: When will we learn more details about the combined company?

A:   An integration team with representatives from both IHS and Markit will work closely through the integration process and will provide additional details as appropriate and as we move towards completing the merger.

22.	Q: Can I talk to people at IHS/Markit? Can I visit their offices?

A:   Until the merger is completed it is business as usual. IHS and Markit continue to operate as two separate companies. Due to regulatory requirements, employees/colleagues of each company should not interact or visit offices of the other company unless directed to do so by a member of the integration team.

23.	Q: It was announced that this merger of equals will create $125 million in synergy savings. How will these savings be realized? Over what period of time?

A:   The new company will have cost synergies of up to $125 million on a run rate basis by fiscal year 2019. Cost synergies are expected to be driven by integrating corporate functions, reducing technology spend by combining IT infrastructure, using centers of excellence in cost-competitive locations, and optimizing real estate and other costs.

24.	Q: Do we still have to deliver our revenue and profit commitments while this merger is being evaluated? Are my current 2016 business objectives still relevant?

A:   Absolutely. It is critical during this time that we all remain focused on achieving 2016 metrics and objectives to deliver the results that our customers and shareholders expect.

IHS Markit Merger Internal FAQs	FINAL20 March 2016 (1930ET)

25.	Q: How does the merger affect IHS/Markit company organization?

A:   At this time it is business as usual and there is no change to either the IHS or Markit company structure or operating procedures. An integration team with representatives from both IHS and Markit will work closely through the integration process, and as part of the integration planning, we will determine the best organization for the combined company. For now, it is important that all employees/colleagues continue to focus on achieving 2016 metrics and objectives to deliver the results that our customers and shareholders expect.

26.	Q: Will we continue to be focused on M&A?

A:   For now, we are focused on closing and integrating this transformative merger. Going forward, strategic acquisitions will continue to be considered, and we will have more flexibility to pursue them as a larger combined company.

27.	Q: If yes, how much will M&A contribute to the new company’s growth?

A:   While M&A will continue to contribute to the combined company’s growth, it is not possible to specify the percentage of growth.

28.	Q: What will be our branding/corporate identity/ logo?

A:   As part of the integration process, branding and logo will be reviewed to determine the appropriate corporate identity for the IHS Markit. The combined company will continue to embody the same values-based, entrepreneurial spirit with a passion for innovation and an intense focus on customer satisfaction and employee/colleague success.

29.	Q: Will our shares continue to trade separately as IHS (NYSE: IHS) and Markit (NASDAQ: MRKT)? On what exchange will the shares be traded?

A:   Until the merger closes, each company’s shares will continue to trade separately. Upon close there will be a single IHS Markit stock. It is still to be determined on which exchange the shares will trade.

30.	Q: Will there be new shares issued?

A:   Yes. If the merger is completed, IHS stockholders will be entitled to receive 3.5566 Markit common shares for each share of IHS common stock held at the effective time of the merger. Markit shareholders will continue to hold the shares they currently own.

31.	Q: What should I tell customers about the proposed merger?

A:   Until completion of the merger, it is business as usual. A set of talking points is available to guide your interactions with customers. Please refer to these in your discussions.

32.	Q: We state that we are customer-focused companies. How will this continue in the newly merged company?

A:   Each company’s continued evolution around and for our customers is an ongoing process including new ways to enhance our long-term prospects and build a stronger foundation for future growth. Changes will be made to ensure that we are providing our customers with world-class information and analysis that exceeds their expectations.

33.	Q: Will each company be able to sell the others’ products?

A:   At this time, the sales structure for the combined company has not been determined. Any changes that may be determined during the integration process will be made to ensure that we are providing our customers with world-class information and analysis that exceed their expectations and will be communicated as appropriate. For now, it is important that all employees/colleagues continue to focus on achieving 2016 metrics and objectives to deliver the results that our customers and shareholders expect.

34.	Q: Given Markit has private equity investors, do they require special sale terms of their shares?

A:	All Markit’s shareholders have and will continue to have the same rights they had prior to the merger.

IHS Markit Merger Internal FAQs	FINAL20 March 2016 (1930ET)

35.	Q: Does the lockup on the banks and private equity shareholders change in the transaction:

A:   The lockup on the banks and the private equity shareholders will still be in place after the closing of the transaction, however the shareholders to the reg rights agreement will be permitted to sell shares that have been released from lockup each year in their discretion as permitted under securities law.

36.	Q: What should I do if I get a call from a member of the media asking about the merger?

A (Markit): If a member of the news media or industry/financial analyst contacts you, do not provide comment. Instead, please immediately refer that person to the Markit communications team at comms@markit.com.

A (IHS): If a member of the news media or industry/financial analyst contacts you, do not provide comment. Instead, please immediately refer that person to the IHS global media team at press@ihs.com.

About Leadership

37.	Q: What will Lance’s new role be? Where will he be based? What will Jerre’s new role be? Where will he be based?

A:   Jerre Stead will assume the role of Chairman of the Board of Directors and Chief Executive Officer of IHS Markit and will continue to be based in Englewood, Colorado. Lance Uggla will be President and a member of the Board of Directors and is based in London. Lance will assume the role of Chairman of the Board of Directors and Chief Executive Officer of IHS Markit upon Jerre’s retirement on December 31, 2017.

38.	Q: Who will be on the board of directors?

A:   The Board of Directors of the combined company will be comprised of 11 members, with IHS designating six members (including the chairman) and Markit designating five members (including the lead director) from their current boards.

About Jobs and Benefits

39.	Q: Why is this merger of equals good for me?

A:   The merger of IHS and Markit combines two global content, analytics and solutions leaders to create an even more powerful company. This will create additional cross-sell and marketing opportunities, and enhance the company’s long-term, profitable growth through industry and economic cycles. All of this will result in exciting, enhanced opportunities for employees/colleagues, across both companies. This will drive innovation and employee/colleague opportunity and development.

40.	Q: Will there be any change to my job, title or manager as a result of this merger of equals?

A:   Until completion of the merger it is business as usual and there will be no changes to responsibilities or reporting structures until further notice. The integration team will develop plans to bring together the two companies – but importantly, we believe that this merger will create exciting new opportunities for employees/colleagues. As IHS Markit continues on its sustainable, long-term growth path, we will continue to invest in the new capabilities and skill sets required to best serve our customers and, in turn, offer challenging and new career development opportunities for employees/colleagues around the world.

41.	Q: Will I have the opportunity to work in other parts of the merged company’s business?

A:   There will be many opportunities created as a result of this merger. Please be patient, carry on with your great work and continue to focus on achieving 2016 metrics and objectives to deliver the results that our customers and shareholders expect. Any opportunities to work in other parts of the business will be communicated following the conclusion of the merger. It is important to remember that, until completion of the merger, it is business as usual and the two companies are to be run separately.

IHS Markit Merger Internal FAQs	FINAL20 March 2016 (1930ET)

42.	Q: What will happen to my benefits, vacation, health care and pay?

A:   For the immediate term, you will remain under your current benefits and pay structure. Following the completion of the merger, any changes that are determined will be communicated directly to you as soon as possible.

43.	Q: How will the merger affect my service date at IHS/Markit or the time with my previous employer if I came to IHS/Markit through an acquisition?

A:    Your prior years of service with IHS/Markit will be recognized, including the years you may have worked for a company that was acquired by either IHS/Markit.

44.	Q: How will my ongoing professional development be supported as a result of the merger?

A:   Both organizations continue to invest in supporting growth and development initiatives for their employees/colleagues. We expect our combined employee/colleague base to benefit from this merger by having access to more development opportunities through formal learning and development programs.

45.	Q: If I want to be part of the integration team, with whom can I speak?

A:   An integration team, with representatives from both IHS and Markit, will be created. More information about this team and how the process will work will be provided as details are finalized.

46.	Q: Is there someone I should talk with if I have ideas for revenue growth?

A:	(IHS) Colleagues can provide comments and ideas on the IHS/Markit merger space on TheSource.

A:	(Markit) Employees can send their comments, questions and ideas to comms@markit.com.

47.	Q: What will happen to my existing employment contract? (If applicable)

A:   If you currently have an employment contract, there will be no changes made prior to the completion of the merger. As part of the integration effort, a formal contract review will be carried out across both organizations to put into place best practices that protect the interest of our employees/colleagues and shareholders. Any changes that are determined as a result will be communicated directly to you following this review.

48.	Q: Do we expect cost reductions or reductions in force as a result of this merger?

A:   When two successful companies join together, the result is a combined organization that creates new and exciting opportunities – this combination is about growth, expansion, and success for the future. As can be expected in a transaction of this type, there may be some overlap across functions between the two companies, and upon closing, we anticipate some level of reduction in force. Where this occurs, our priority will be to work closely with the impacted employees/colleagues to explore redeployment opportunities in our rapidly growing company. In the event of redundancies, we will provide employees/colleagues with an enhanced severance package to recognize their contributions and assist them in their transition. While we anticipate the integration team will identify opportunities for cost savings, the primary motivation for this merger is to continue to expand and grow our businesses and revenue base.

49.	Q: Will offices be closing or consolidating? Will I have to move offices?

A:   At this time there is no change in office locations as both IHS and Markit are operating business as usual. Over time, and upon completion of the merger, the management team will review the location strategy to ensure our growth remains aligned with our future hiring plans, combined customer base and overall business strategy. The integration team will keep you informed of developments.

50.	Q: Will my IHS/Markit bonus plan run as normal for 2016? Will there be future changes?

A:   There is no change to your bonus plan for this fiscal year. Following the completion of the merger, we will evaluate our bonus plan and ensure the design is aligned to our long term business strategy. Any changes will be communicated to you accordingly. For now, it is important that all employees/colleagues continue to focus on achieving 2016 metrics and objectives to deliver the results that our customers and shareholders expect.

IHS Markit Merger Internal FAQs	FINAL20 March 2016 (1930ET)

51.	Q: Are sales commissions or quotas impacted?

A:   For employees/colleagues that participate in the sales commission structure, there will be no changes. The integration team will review the commission structure as part of the integration process and may modify plan terms at some point in the future to support our combined business needs.

52.	Q: What are some examples of immediate opportunities for business growth?

A:   The merger offers many opportunities for both companies to sell our products and services into existing customer bases and to create new products to sell.

53.	Q: What happens to my unvested equity grants?

A:   Any existing equity awards in Markit will not change. Any existing equity awards in IHS will be converted into shares of IHS Markit and adjusted for the agreed exchange ratio. There will be no acceleration of vesting upon completion of the merger for either IHS or Markit and your equity awards will vest per their normal vesting schedule.

54.	Q: What happens to my vested equity grants?

A:   Any existing vested equity awards for IHS will convert as per the agreed exchange ratio to IHS Markit equity upon closing. There will be no change to existing vested Markit equity.

55.	Q: Can I trade my shares now?

A:   Before completion of the merger, Markit and IHS equity holders may trade their shares in accordance with each companies respective trading policies. After completion of the merger, all employees/colleagues of the new company will be subject to the governance policies, including trading policies, that will be established and communicated to you by the integration team for the combined company.

56.	Q: What is the culture like at IHS/Markit?

A:   IHS and Markit are both values-based organizations who share a passion for innovation and an intense focus on customer satisfaction and employee/colleague success. Importantly, this is another reason why we believe the two companies will fit well together.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS Markit Merger Internal FAQs	FINAL20 March 2016 (1930ET)

IHS	MARKIT
15 Inverness Way East	4th Floor, Ropemaker Place,
Englewood, CO 80112	25 Ropemaker Street, London England EC2Y 9LY
Attention: Investor Relations	Attention: Investor Relations
+1 303-397-2969	+44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 27, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as

“expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and

Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.